February 24, 2010
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Medical Properties Trust, Inc. Schedule 14A Filed April 21, 2009 File No. 1-32559
Dear Mr. Woody:
The purpose of this letter is to respond to your letter dated February 22, 2010. To assist you in reviewing our response, we will precede our response with a copy (in bold type) of the comment as stated in your letter.
Schedule 14A filed April 21, 2009
Compensation Discussion and Analysis, page 14
Long-Term Incentive Awards, page 17
1.	We note your response to our prior comment 5 that the Compensation Committee considered the company’s 2007 performance, specifically total shareholder return growth, FFO growth, effectiveness of management and progress on corporate initiatives in granting annual restricted stock awards in 2008 to each of the named executive officers. In addition to listing the factors considered, in future filings please expand your disclosure to discuss how these factors impacted each individual officer’s award. Disclose any quantitative targets for shareholder return and FFO that were used in determining the amounts awarded. Please tell us how you plan to comply.

RESPONSE:
In our Schedule 14A to be filed in 2010, we will include the list of factors that the Compensation Committee considered in granting stock awards in 2009 to each of the named executive officers along with a discussion of how these factors impacted each individual officer’s award. As part of this discussion, we will include quantitative targets, where applicable, that were used in determining the amounts awarded to each individual officer.
In responding to your comment, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours, MEDICAL PROPERTIES TRUST, INC.
By	/s/ R. Steven Hamner
R. Steven Hamner